UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dick’s Sporting Goods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253393102

(CUSIP Number)

William J. Colombo

345 Court Street

Coraopolis, Pennsylvania 15108

(724) 273-3400

Copies to:

John Hayes

Dick’s Sporting Goods

345 Court Street

Coraopolis, Pennsylvania 15108

(724) 273-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253393102

(1)	Names of Reporting Persons William J. Colombo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,120,902[1]
	(8)	Shared Voting Power 800[2]
	(9)	Sole Dispositive Power 9,111,143[3]
	(10)	Shared Dispositive Power 800[4]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,121,702
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.35%[5]
(14)	Type of Reporting Person (See Instructions) IN

(1)

Represents 151,765 shares of common stock beneficially owned by Mr. Colombo, 9,759 shares of restricted common stock for which Mr. Colombo maintains sole voting, but not dispositive power, and 8,959,378 shares of Class B common stock held in three trusts, the William J Colombo TTEE Denise M Stack Trust for Children Dated 11/5/2009, the William Colombo TTEE Edward W Stack Irrev Trust U/A DTD 1/21/2020 and the William Colombo Trustee U/A Dated 10/5/2020 Edward W Stack Non-Grantor Trust, for which Mr. Colombo, as sole Trustee, maintains sole voting and dispositive power. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587). Mr. Colombo has no pecuniary interest in any of the shares held by the referenced trusts.

(2)	Represents 800 shares of common stock owned by Mr. Colombo’s child. Mr. Colombo disclaims beneficial ownership of the shares held by his child.
(3)

Represents 151,765 shares of common stock beneficially owned by Mr. Colombo and 8,959,378 shares of Class B common stock held in the three trusts referenced in footnote 1, for which Mr. Colombo, as sole trustee, maintains sole voting and dispositive power.

(4)	Represents 800 shares of common stock owned by Mr. Colombo’s child, for which Mr. Colombo disclaims beneficial ownership.
(5)

Based on 64,892,258 shares of Common Stock issued and outstanding as of August 20, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 25, 2021.

CUSIP No. 253393102

(1)	Names of Reporting Persons William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,688,222[1]
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,688,222[1]
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,688,222[1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.81%[5]
(14)	Type of Reporting Person (See Instructions) OO

(1)

With respect to the 8,688,222 shares of Class B common stock held by the reporting person (the “Trust”), William J. Colombo, as sole Trustee, maintains sole voting and dispositive power with respect to the shares held in the Trust. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587). Mr. Colombo has no pecuniary interest in any of the shares held by the Trust.

(2)

Based on 64,892,258 shares of Common Stock issued and outstanding as of August 20, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 25, 2021.

Explanatory Note:

This filing constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by William J. Colombo with the Securities and Exchange Commission (the “SEC”) on December 2, 2019 (the “Original Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Dick’s Sporting Goods, Inc., a Delaware corporation (the “Issuer”). This Amendment also includes the William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust filing as a separate reporting person, and is a joint filing as permitted by Rule 13d-1(k)(1).

Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by each of William J. Colombo and the William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust (the “Trust”). William J. Colombo and the Trust are collectively referred to herein as “Reporting Persons”.

(b), (c) William J. Colombo is the Vice Chairman of the Issuer’s Board of Directors. The address of William J. Colombo, the Issuer and the Trust is 345 Court Street, Coraopolis, PA 15108.

(d), (e) During the past five years, neither Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock covered by this filing for William J. Colombo include shares purchased in the open market from time to time by William J. Colombo using personal funds, when permitted to do so under the terms of the Issuer’s policies, including its Insider Trading Policy, shares acquired by him from the Issuer pursuant to stock splits, shares issued to him by the Issuer as bonuses or compensation, and shares sold in the open market or transferred by William J. Colombo to family members. The shares of Common Stock covered by this filing also include shares of the Issuer’s Class B common stock, $0.01 par value per share (the “Class B Common Stock”) held by certain trusts over which William J. Colombo has shared voting and dispositive power as a trustee, but no pecuniary interest (see Item 4 for additional discussion).

The shares of Class B common stock held by the Trust were gifted to the Trust by the Edward W. Stack Grantor Retained Annuity Trust X.

Item 4. Purpose of the Transaction

Neither Reporting Person has any plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, William J. Colombo may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, William J. Colombo may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock. Further, additional shares of Class B Common Stock may be acquired or disposed of by the Trust, or by the William J Colombo TTEE Denise M Stack Trust for Children Dated 11/5/2009 or the William Colombo TTEE Edward W Stack Irrev Trust U/A DTD 1/21/2020 (collectively, the “Other Trusts”). Mr. Colombo has no ability to control additional contributions of Class B Common Stock into the Trust or the Other Trusts.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Original Schedule 13D is hereby amended and restated as follows:

(a) - (b)

William J. Colombo has the sole voting power over 9,120,902 shares (12.35% of the outstanding Common Stock) and sole dispositive power over 9,111,143 shares (12.34% of the outstanding Common Stock on an as-converted basis). In addition, William J. Colombo has shared voting and dispositive power over 800 shares (0.001% of the outstanding Common Stock on an as-converted basis) held by his child (over which shares he disclaims beneficial ownership). In the aggregate, William J. Colombo has beneficial ownership of 9,121,702 shares (or 12.35%) of the Common Stock, which amount includes the 8,688,222 shares referenced in the next paragraph.

The Trust, through William J. Colombo as sole Trustee, has the sole voting and dispositive power over 8,688,222 shares of Class B common stock (11.81% of the outstanding Common Stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2021.

(c) On September 27 2021, upon termination of the Edward W. Stack Grantor Retained Annuity Trust X, 3,092,161 shares of Class B Common Stock transferred for no consideration to the Trust, for which William J. Colombo has sole voting and dispositive power as a Trustee, but no pecuniary interest. Mr. Colombo has no ability to control contributions of Class B Common Stock into the Trust.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Amendment and the Original Schedule 13D, neither Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2021

By:	/s/ William J. Colombo
Name:	William J. Colombo

William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust

By:	/s/ William J. Colombo
Name:	William J. Colombo
Title:	Trustee